Ref.: File No. 82-4025

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

02 DEC 10 AM 7:29

October 31, 2002

02060923

PRESS RELEASE

SUPPL

KINROSS COMMENCES GLOBEX DUQUESNE WEST DRILL PROGRAM

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to announce that Kinross Gold has commenced a drill program on Globex's Duquesne West gold project, northwest of Rouyn-Noranda, Quebec.

Kinross intends to drill at least 3,000 metres in 10 to 15 holes in a first phase of this program. The Duquesne West property straddles the gold localizing Porcupine Fault and already has several identified gold zones including the Fox Zone, the Shaft Zone and numerous other partially developed gold zones. See press releases dated June 6 and September 17, 2002 and the Globex website, globexmining.com for further details.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA)
J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

dlw 1/10

Ref.: File No. 82-4025

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

November 20, 2002

PRESS RELEASE

GLOBEX'S MAGNESIUM-TALC PROJECT RECEIVES FEDERAL GOVERNMENT SUPPORT

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange), is pleased to announce that the Canada Economic Development Agency (CED) for Quebec Regions and FedNor (The Federal Economic Development for Initiative in Northern Ontario) have agreed to participate in the financing of Globex's bankable feasibility study related to Globex's proposed $1.5 billion magnesium-talc mine-mill-smelter project slated for Timmins, Ontario and Rouyn-Noranda, Quebec.

Phase 1 of the $17.7 million dollar feasibility study will consist principally of diamond drilling and metallurgical test work and will cost approximately $1,574,000. CED and FedNor have each agreed to contribute $196,750 for a total of $393,500 or 25% of the Phase 1 project cost. This combined with the Quebec Ministry of Finance, Economy & Research (Industry-Commerce Mission) matching contribution of $393,500 brings the total Federal and Quebec contributions to $787,000 or 50% of the total Phase 1 costs. The Quebec contribution of $393,500 toward Phase 1 is the first tranche of the $4.4 million financing agreement previously announced on May 28, 2002.

Globex must now raise at least a matching $787,000 to finance its share of Phase 1 costs.

Preparatory field work at the proposed mine site has been initiated in advance of the drill and bulk sampling program.

Globex would like to thank both the Federal and Quebec governments for their support of this project.

For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Finances, Économie et Recherche
Québec

Canada Economic Development / Développement économique Canada

Canada

In partnership with FedNor and
En partenariat avec FedNor et

Industry Canada / Industrie Canada